SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.__)*

SandRidge Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

8007T101
(CUSIP Number)

December 17, 2014[1]
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 18 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1] The Reporting Persons are making this filing voluntarily because, while their aggregate beneficial ownership of Common Stock does not exceed 5% of the outstanding Common Stock, they have economic exposure to approximately 6.5% of the outstanding Common Stock as a result of the Basket Swap Agreement (as defined and discussed in Item 4 of this Schedule 13G). This filing is being made for informational purposes only and not because the Reporting Persons are required to do so pursuant to Section 13 of the Act.

CUSIP No. 8007T101	13G	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON TPG-Axon Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 20,224,001 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 20,224,001 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,224,001 shares of Common Stock (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1% (see Item 4)
12	TYPE OF REPORTING PERSON PN

CUSIP No. 8007T101	13G	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON TPG-Axon Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 16,428,799 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 16,428,799 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,428,799 shares of Common Stock (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3% (see Item 4)
12	TYPE OF REPORTING PERSON PN

CUSIP No. 8007T101	13G	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON TPG-Axon GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 20,224,001 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 20,224,001 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,224,001 shares of Common Stock (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1% (see Item 4)
12	TYPE OF REPORTING PERSON OO

CUSIP No. 8007T101	13G	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON TPG-Axon International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 16,428,799 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 16,428,799 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,428,799 shares of Common Stock (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3% (see Item 4)
12	TYPE OF REPORTING PERSON PN

CUSIP No. 8007T101	13G	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON TPG-Axon International GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 16,428,799 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 16,428,799 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,428,799 shares of Common Stock (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3% (see Item 4)
12	TYPE OF REPORTING PERSON OO

CUSIP No. 8007T101	13G	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON Dinakar Singh LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 20,224,001 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 20,224,001 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,224,001 shares of Common Stock (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1% (see Item 4)
12	TYPE OF REPORTING PERSON OO

CUSIP No. 8007T101	13G	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON Dinakar Singh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 20,224,001 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 20,224,001 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,224,001 shares of Common Stock (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1% (see Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 8007T101	13G	Page 9 of 18 Pages

Item 1(a).	NAME OF ISSUER

SandRidge Energy, Inc. (the "Issuer")

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102

Item 2(a).	NAME OF PERSON FILING

This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i)	TPG-Axon Management LP (“TPG-Axon Management”), a Delaware limited partnership, with respect to the shares of Common Stock reported in this Schedule 13G held by TPG-Axon International, L.P. (“TPG-Axon International”) and a managed account (the "Account" and together with TPG-Axon International, the "Funds");

(ii)	TPG-Axon Partners GP, L.P. (“PartnersGP”), a Delaware limited partnership, which serves as the managing member of InternationalGP, with respect to the shares of Common Stock reported in this Schedule 13G managed by TPG-Axon Management and held by TPG-Axon International;

(iii)	TPG-Axon GP, LLC (“GPLLC”), a Delaware limited liability company, which serves as the general partner of TPG-Axon Management and PartnersGP, with respect to the shares of Common Stock reported in this Schedule 13G managed by TPG-Axon Management and held by the Funds;

(iv)	TPG-Axon International, a Cayman Islands exempted limited partnership, with respect to the shares of Common Stock reported in this Schedule 13G directly held by it;

(v)	TPG-Axon International GP, LLC (“InternationalGP”), a Delaware limited liability company, which serves as the general partner of TPG-Axon International, with respect to the shares of Common Stock reported in this Schedule 13G managed by TPG-Axon Management and held by TPG-Axon International;

(vi)	Dinakar Singh LLC (“Singh LLC”), a Delaware limited liability company, which serves as the managing member of GPLLC, with respect to the shares of Common Stock reported in this Schedule 13G managed by TPG-Axon Management and held by the Funds; and

(vii)	Dinakar Singh (“Mr. Singh”), an individual who serves as the managing member of Singh LLC, with respect to the shares of Common Stock reported in this Schedule 13G managed by TPG-Axon Management and held by the Funds.

CUSIP No. 8007T101	13G	Page 10 of 18 Pages

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

All Reporting Persons, except TPG-Axon International:

888 Seventh Avenue

38th Floor

New York, NY 10019

TPG-Axon International:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman KY1-1104

Cayman Islands

Item 2(c).	CITIZENSHIP

Delaware (all, except TPG-Axon International and Mr. Singh); TPG-Axon International: Cayman Islands; Mr. Singh is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.001 per share (the "Common Stock")

Item 2(e).	CUSIP NUMBER

8007T101

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

CUSIP No. 8007T101	13G	Page 11 of 18 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________________________

Item 4.	OWNERSHIP

TPG-Axon Management, as investment manager to the Funds has the power to direct the disposition and voting of the shares of Common Stock held by the Funds. InternationalGP is the general partner of TPG-Axon International. PartnersGP is the managing member of InternationalGP. GPLLC is the general partner of PartnersGP and TPG-Axon Management. Singh LLC is the managing member of GPLLC. Mr. Singh, an individual, is the managing member of Singh LLC and in such capacity may be deemed to control Singh LLC, GPLLC and TPG-Axon Management, and therefore may be deemed the beneficial owner of the securities held by the Funds.

Each of Singh LLC, GPLLC, PartnersGP, InternationalGP, and Mr. Singh disclaim beneficial ownership of all of the shares of Common Stock reported in this Schedule 13G.

Percentages used in this Schedule 13G are calculated based upon 490,527,381 shares of Common Stock outstanding, which was calculated by subtracting the 3,500,000 aggregate shares of Common Stock repurchased by the Issuer, as reported by the Issuer in its Form 8-K filed with the SEC on November 5, 2014, from the 494,027,381 shares of Common Stock outstanding as of July 31, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2014, filed with the SEC on August 7, 2014.

(I)	TPG-Axon Management
	(a)	Amount beneficially owned: 20,224,001 shares of Common Stock

	(b)	Percent of class: 4.1%

	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: 0
		(ii)	shared power to vote or to direct the vote: 20,224,001 shares of Common Stock
		(iii)	sole power to dispose or to direct the disposition: 0
		(iv)	shared power to dispose or to direct the disposition: 20,224,001 shares of Common Stock

CUSIP No. 8007T101	13G	Page 12 of 18 Pages

(II)	PartnersGP
	(a)	Amount beneficially owned: 16,428,799 shares of Common Stock

	(b)	Percent of class: 3.3%

	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: 0
		(ii)	shared power to vote or to direct the vote: 16,428,799 shares of Common Stock
		(iii)	sole power to dispose or to direct the disposition: 0
		(iv)	shared power to dispose or to direct the disposition: 16,428,799 shares of Common Stock

(III)	GPLLC
	(a)	Amount beneficially owned: 20,224,001 shares of Common Stock

	(b)	Percent of class: 4.1%

	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: 0
		(ii)	shared power to vote or to direct the vote: 20,224,001 shares of Common Stock
		(iii)	sole power to dispose or to direct the disposition: 0
		(iv)	shared power to dispose or to direct the disposition: 20,224,001 shares of Common Stock

(IV)	TPG-Axon International
	(a)	Amount beneficially owned: 16,428,799 shares of Common Stock

	(b)	Percent of class: 3.3%

	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: 0
		(ii)	shared power to vote or to direct the vote: 16,428,799 shares of Common Stock
		(iii)	sole power to dispose or to direct the disposition: 0
		(iv)	shared power to dispose or to direct the disposition: 16,428,799 shares of Common Stock

(V)	InternationalGP
	(a)	Amount beneficially owned: 16,428,799 shares of Common Stock

	(b)	Percent of class: 3.3%

	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: 0
		(ii)	shared power to vote or to direct the vote: 16,428,799 shares of Common Stock
		(iii)	sole power to dispose or to direct the disposition: 0
		(iv)	shared power to dispose or to direct the disposition: 16,428,799 shares of Common Stock

CUSIP No. 8007T101	13G	Page 13 of 18 Pages

(VI)	Singh LLC
	(a)	Amount beneficially owned: 20,224,001 shares of Common Stock

	(b)	Percent of class: 4.1%

	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: 0
		(ii)	shared power to vote or to direct the vote: 20,224,001 shares of Common Stock
		(iii)	sole power to dispose or to direct the disposition: 0
		(iv)	shared power to dispose or to direct the disposition: 20,224,001 shares of Common Stock

(VII)	Mr. Singh
	(a)	Amount beneficially owned: 20,224,001 shares of Common Stock

	(b)	Percent of class: 4.1%

	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: 0
		(ii)	shared power to vote or to direct the vote: 20,224,001 shares of Common Stock
		(iii)	sole power to dispose or to direct the disposition: 0
		(iv)	shared power to dispose or to direct the disposition: 20,224,001 shares of Common Stock

The Reporting Persons previously filed a Schedule 13D with respect to the Issuer. On December 15, 2014, the Reporting Persons fell below the Schedule 13D reporting threshold as a result of the sale of Common Stock and on December 17, 2014 made an exit filing in connection with such sale of Common Stock. Subsequent to such sale, on December 15, 2014, certain of the Reporting Persons entered into a contractual agreement with regard to a cash-settled swap agreement to which TPG-Axon Partners LP, an investment fund for which TPG-Axon Management serves as investment manager, is party that references in part, among other securities of certain issuers, shares of Common Stock (the "Basket Swap Agreement") with a settlement date of December 18, 2014. The Basket Swap Agreement constitutes, among other things, economic exposure to 11,775,999 shares of Common Stock, or 2.4% of the shares of Common Stock outstanding. Including both the shares of Common Stock referenced in this Schedule 13G and the shares referenced in the Basket Swap Agreement, the Reporting Persons have aggregate economic interest in 32,000,000 shares of Common Stock.

CUSIP No. 8007T101	13G	Page 14 of 18 Pages

The Basket Swap Agreement does not give the Reporting Persons direct or indirect voting, investment or dispositive control over any shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") and does not require the counterparty thereto to acquire, hold, vote or dispose of any Securities. Accordingly, the Reporting Persons disclaim any beneficial ownership of the Common Stock that may be referenced in the Basket Swap Agreement or that may be held from time to time by the counterparty to the Basket Swap Agreement for hedging purposes or otherwise. The Reporting Persons no longer hold any Securities with the purpose or effect of altering or influencing control of the Issuer, or in connection with or as a participant in any transaction having such purpose or effect.

Item 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

See Item 4.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 8007T101	13G	Page 15 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: December 17, 2014

TPG-AXON MANAGEMENT LP
By: TPG-Axon GP, LLC, general partner

/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer
TPG-AXON GP, LLC
/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer
TPG-AXON PARTNERS GP, L.P.
By: TPG-Axon GP, LLC, general partner

/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer
TPG-AXON INTERNATIONAL GP, LLC
/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer
TPG-AXON INTERNATIONAL, L.P.
By: TPG-Axon International GP, LLC, general partner

/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer

CUSIP No. 8007T101	13G	Page 16 of 18 Pages

DINAKAR SINGH LLC

/s/ Dinakar Singh
Name: Dinakar Singh
Title: Managing Member

/s/ Dinakar Singh
Dinakar Singh

CUSIP No. 8007T101	13G	Page 17 of 18 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: December 17, 2014

TPG-AXON MANAGEMENT LP
By: TPG-Axon GP, LLC, general partner

/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer
TPG-AXON GP, LLC
/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer
TPG-AXON PARTNERS GP, L.P.
By: TPG-Axon GP, LLC, general partner

/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer
TPG-AXON INTERNATIONAL GP, LLC
/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer

CUSIP No. 8007T101	13G	Page 18 of 18 Pages

TPG-AXON INTERNATIONAL, L.P.
By: TPG-Axon International GP, LLC, general partner

/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer
DINAKAR SINGH LLC

/s/ Dinakar Singh
Name: Dinakar Singh
Title: Managing Member

/s/ Dinakar Singh
Dinakar Singh